UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 13, 2016

Commission File Number 1-14846

<u>AngloGold Ashanti Limited</u>
(Name of registrant)

76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
<u>South Africa</u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No <u>X</u>**

Enclosure: Press release - **AngloGold Ashanti Limited- Market Update Report**





Market update report

for the quarter ended 31 March 2016

Johannesburg, 9 May 2016 - AngloGold Ashanti is pleased to provide an operational update for the quart ended 31 March 2016. Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and December.

- Free cash flow was $70m for the quarter, a strong improvement to the free cash outflow of $40m in Q1 2015
- Production was 861,000 oz at an average total cash cost of $702/oz
- All-in sustaining costs were $860/oz, a 7% improvement year-on-year
- Net debt lower at $2.127bn compared to $2.190bn in the previous quarter
- The outlook for the full year remains unchanged and within previous guidance range

			Q arter		Year
		ended Mar 2016	ended Dec 2015	ended Mar 2015	ended Dec 2015
			US dollar / Imperial		
Operating review					
Gold					
Produced from continuing operations	- oz (000)	**861**	997	928	3,830
Produced from discontinued operations	- oz (000)	**-**	-	41	117
Produced continuing and discontinued operati ns	- oz (000)	**861**	997	969	3,947
Sold from continuing operations	- oz (000)	**876**	1,014	952	3,850
Sold from discontinued operations	- oz (000)	**-**	-	45	115
Sold continuing and discontinued operations	- oz (000)	**876**	1,014	997	3,965
Continuing operations					
Price received	- $/oz	**1,185**	1,104	1,217	1,158
All-in sustaining costs	- $/oz	**860**	860	920	910
All-in costs	- $/oz	**924**	959	999	1,001
Total cash costs	- $/oz	**702**	663	734	712
Financial review					
Continuing and discontinued operations					
Adjusted gross profit	- $m	**210**	212	209	721
Free cash inflow / (outflow)	- $m	**70**	160	(40)	141
Net debt	- $m	**2,127**	2,190	3,150	2,190
Capital expenditure	- $m	**128**	223	195	857

$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Forward-looking statements
Certain statements contained in this document, other than s atements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, co t savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or join venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecas s involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rat s, the outcome of pending or future litiga ion proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti's annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future re ults. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The market update report has not been reviewed or reported on by the Company's external auditors.

Non-GAAP financial measures
This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP pe formance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentati n of these measures may not be comparable to similarly titled measures other companies may use. An loGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Invest rs" tab on the main page. This informatio is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

ANGLOGOLDASHANTI

Quarter 1 2016

FINANCIAL AND CORPORATE REVIEW

First quarter overview

AngloGold Ashanti delivered another consistent operating and financial performance for the first quarter of 2016, with a further reduction in debt levels, and solid levels of free cash generation despite weaker production in the period. The result was also achieved despite lower grades, which were offset by tonnage improvements in key areas.

Free cash flow for the first quarter of the year was $70m, a strong improvement to the free cash outflow of $40m in the first quarter of 2015. Cash inflow from operating activities was positive at $227m, 19% more than the $190m achieved in the first quarter of 2015, despite both lower production and a lower gold price received. The strong performance was due mainly to strong cost management and benefits from weaker local currencies against the US dollar, principally in South Africa and Brazil. This is lower when compared to the $383m cash inflow from operating activities recorded in the fourth quarter of 2015, mainly due to working capital movements and lower production.

Production was 861,000oz at an average total cash cost of $702/oz, compared to 969,000oz at $734/oz in the first quarter of 2015, which included 41,000oz from the Cripple Creek & Victor (CC&V) mine, which was sold last year, and 17,000oz from the Obuasi mine, which has now ceased production. While production from South Africa remained relatively flat year-on-year at 236,000oz, production from the International operations was lower due to the abovementioned CC&V sale and cessation of stockpile production from the Obuasi mine, as well as lower-grade production from the Tropicana mine. At Kibali, challenges were encountered whilst ramping up both streams to run on sulphides as per the design specification, resulting in a drop in recoveries. This was compounded by a bearing failure on one of the ball mills. Costs improved relative to the first quarter of last year, benefitting from continued traction from cost saving initiatives and weaker local currencies, which helped offset increases at Tropicana and Kibali.

"We again generated significant free cash flow despite the lower gold price, which shows the continued success of our self-help measures to reduce debt by improving margins," Srinivasan Venkatakrishnan, Chief Executive Officer of AngloGold Ashanti, said. *"Notwithstanding our strong cost performance, we're redoubling our efforts to ensure we continue to capture as much margin as possible."*

All-in sustaining costs (AISC) were $860/oz, a 7% improvement year-on-year, which reflects, among other improvements, a 4% year-on-year reduction in total cash costs, 18% lower sustaining capital expenditure and a 38% reduction in corporate and marketing costs. All-in costs were 8% lower at $924/oz.

Total capital expenditure (including equity accounted entities and discontinued operations) during the first quarter was $128m, compared with $195m (including $27m for CC&V) in the first quarter of 2015, and $223m in the fourth quarter of 2015. Of the total capital spent, project capital expenditure during the quarter amounted to $19m. Capital expenditure at continuing operations is expected to increase, particularly over the next two quarters, with slower-than-anticipated spending in South Africa in the first quarter of the year, principally due the Easter public holidays resulting in fewer working days.

Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) were $378m, compared with $402m in the first quarter of 2015, mainly due to lower earnings as a result of a 3% decline in the realised gold price from $1,217/oz to $1,185/oz and an 8% reduction in ounces sold over this period. Adjusted EBITDA for the previous quarter was $388m.

At the end of the first quarter of 2016, net debt was lower at $2.127bn compared to $2.190bn in the previous quarter and $3.150bn for the same quarter a year ago mainly due to the generation of free cash flow, the proceeds from the sale of CC&V completed in August 2015, and the subsequent partial tender offer for the 8.5% high yield bonds due in 2020. This reduction in debt has resulted in a net debt to Adjusted EBITDA ratio of 1.47 times, compared with 2.02 times at the end of March 2015. Accordingly, debt levels remain well below the covenant of net debt to Adjusted EBITDA of 3.5 times under our revolving credit agreements.

The outlook for the full year remains unchanged as follows:
- Production between 3.6Moz to 3.8Moz
- Total cash costs between $680/oz and $720/oz and
- All-in sustaining costs between $900/oz and $960/oz,

assuming average exchange rates against the US dollar of 15.00 (Rand), 4.00 (Brazil Real), 0.70 (Aus$) and 14.90 (Argentina Peso), with oil at $35/bl average for the year, based on market expectations. The impact of the Savuka section of Tau Tona seismic event on 29 April 2016, is still being evaluated and assessed.

Capital expenditure is anticipated to be between $790m and $850m. Corporate and marketing costs are estimated to be between $75m and $90m, and expensed exploration and study costs (including equity accounted investments) are estimated to be $130m to $150m. Depreciation and amortisation is forecast at $820m and interest and finance costs are expected to be $190m (income statement) and $175m (cash flow statement).

Safety update

Regrettably, there was a fatality at TauTona mine during the quarter. Section 54 safety stoppages, whereby the entire operation is shutdown to remediate safety concern, continued to be a source of disruption in South Africa. AngloGold Ashanti continues to engage with the regulator to find an outcome that will help make further improvements in safety in the most sustainable and practical way possible.

Subsequent to the quarter end, on 29 April 2016, regrettably there were two fatalities at the Savuka section of Tau Tona following a series of seismic events.

There were some notable safety successes, including both Mponeng and the Vaal River operations each reaching one-million shifts without a fatality, whilst our Continental Africa recorded not a single lost-time injury in the three months through March. Both Continental Africa and the Americas recorded significant safety gains, with AIFR better by 72% and 36% respectively, compared with the end of last year.

The all-injury frequency rate was at 8.44 per million hours worked, compared with 7.66 in the same quarter last year.

Operating highlights

The **South Africa** region produced 236,000oz at a total cash cost of $786/oz for the quarter ended March 2016 compared to 239,000oz at a total cash cost of $911/oz for the quarter ended March 2015. Production for the quarter was adversely impacted by a slow start up post the Christmas holidays, the Easter long weekend which fell in March this year, and ongoing safety-related stoppages across all operations which continue to affect production. Mponeng showed a strong recovery, with production up by more than a third to 59,000oz, and all-in sustaining costs down 28% to $930/oz.

Seismic activity and a fatality at the TauTona mine also had a negative impact on production during the quarter, resulting in the need to modify secondary support standards of all development ends. The mine, however, has now resumed normal operations.

South Africa's total cash cost was down 14% compared to the same quarter last year, benefitting from the weaker exchange rate despite lower volumes, higher wages and power prices and re-instatement of Moab Khotsong employees (who are part of the Association of Mining Construction Union (AMCU)) following the Labour Court ruling at the end of last year.

The **Continental Africa** region produced 305,000oz at a total cash cost of $719/oz for the quarter ended March 2016 compared to 351,000oz at a total cash cost of $714/oz for the quarter ended March 2015. At Kibali, the plan to ramp up treatment of harder sulphide ore saw challenges resulting in lower recovered grades and production. Morila's production was 14,000oz lower in line with the mine plan. The Obuasi mine produced 16,000oz less year-on-year given the conclusion of production from stockpiled material. Despite lower production, the region saw strong cost management due to ongoing initiatives targeted at maintaining or lowering direct operating costs and input costs, particularly fuel.

The **Americas** region produced 196,000oz at a total cash cost of $516/oz for the quarter ended March 2016 compared to 195,000oz at a total cash cost of $603/oz for the quarter ended March 2015. The region delivered a solid performance as a result of a marginal increased contribution from Brazil while Argentina production remained stable.

Brazil's production increase was mainly driven by a 6% improvement in output from the Serra Grande mine compared to the same quarter last year, due to both higher tonnage and feed grade from mining high grade blocks at Mina III and Pequisão. At Mineração, Córrego do Sítio delivered stable performance from both the oxide and sulphide operations, while Cuiabá mine was affected due to delayed access to certain high grade stopes at Serrotinho L7, given geo-technical and ground support issues. These are being addressed and we expect to catch up and recover lost production in coming quarters.

Americas' total cash cost was down 14% compared to the same quarter last year driven by continued strong cost management and saving initiatives and the depreciation of the local currencies against the US dollar, despite unfavourable inventory movements and inflationary pressure. In Argentina, costs were also favourably impacted by export benefits (reimbursement from the Government for exports channeled through Patagonia ports) and higher by-product sold, partially offset by salary increases in February as agreed with the union, the union strike in January and higher heap leaching costs and higher amortisation from stripping assets.

In **Australia**, production was 124,000oz at a total cash cost of $814/oz for the quarter ended March 2016 compared to 143,000oz at a total cash cost of $679/oz for the quarter ended March 2015. Australia's total cash cost increased by 20% compared to the same quarter last year mainly due to lower production as well as movements in stockpiles inventory.

Tropicana's lower production during the quarter was due to a 21% decrease in the head grade, consistent with the mine plan and the mine's grade streaming strategy. Production was also impacted by mining schedule delays, which contributed to lower head grades from the Havana pit with some benches deferred to the second quarter. In addition, it is expected that approximately 300,000t of stockpiled ore will be used in coming quarters to supplement the mill feed while the waste stripping of the Tropicana Pit cutback is being carried out.

At Sunrise Dam, costs were favourably impacted by inventory movement and higher production, while at Tropicana stockpile inventory movements accounted for $120/oz, consistent with the mine plan.

Corporate update

AngloGold Ashanti rating action by Standard & Poor's Rating

AngloGold Ashanti confirms that Standard & Poor's Rating Agency has affirmed on 25 April 2016 AngloGold Ashanti's BB+ long-term corporate credit rating and revised the outlook to stable from negative.

S&P cited the reduction in debt and increasing local currency gold prices as reasons for the increase in earnings, cash flows, liquidity, and credit metrics for AngloGold Ashanti. The stable outlook reflects S&P's expectation that AngloGold Ashanti can maintain core credit metrics at the higher end of their intermediate category.

S&P further raised the short-term national scale rating to 'zaA-1' from 'zaA-2' and their long-term national scale rating on the subordinated medium-term note program to 'zaA-' from 'zaBBB+'.

Obuasi Update

Despite AngloGold Ashanti Ghana's repeated attempts to have Ghanaian authorities restore law and order at the idled Obuasi mine, the security situation on site continues to deteriorate. Faced with increasing lawlessness, trespassing, damage to property and threat to the personal safety of its employees, AngloGold Ashanti Ghana has been forced to turn to the remedy, provided for in its Mining Lease, to protect and enforce its contractual rights.

Accordingly, AngloGold Ashanti Ghana filed a Request for Arbitration with the International Centre for Settlement of Investment Disputes (ICSID) on Friday, 8 April 2016. The case was registered on 2 May 2016. ICSID is an international arbitration institution, headquartered in Washington, D.C., which facilitates dispute resolution between international investors and host states. The relevant authorities in Ghana have been duly notified of the commencement of proceedings.

In the interests of safety, AngloGold Ashanti Ghana in February withdrew employees performing non-essential functions from the Obuasi mine, following the incursion of illegal miners inside the fenced areas of the site. Remaining employees have been performing critical tasks related to maintenance of the site, and also water treatment, provision of medical services and maintenance of electrical facilities that provide power and water to employees' homes and surrounding communities.

There has been no impact on AngloGold Ashanti's production and AISC as the site was not forecast to be in production for at least this year.

The incursion by illegal miners followed the withdrawal of government military protection from the mine on Tuesday, 2 February 2016, after initial incursions on 30 and 31 January 2016. The Ghana Army has a Memorandum of Understanding with the Chamber of Mines, on behalf of its members, to deploy military personnel at mining operations.

Since February, AngloGold Ashanti has engaged on numerous occasions with Cabinet ministers of Ghana including the Minister of Lands and Natural Resources, as well as other senior government officials. Despite these engagements, and the fact that His Excellency the President of Ghana directed the return of security agencies in March, law and order is yet to be restored.

The Company informed local authorities through a declaration of Force Majeure, that under the current situation it may be constrained from fulfilling certain conditions of its Amended Programme of Mining Operations, the permit that covers current activities at Obuasi mine. If allowed to continue unchecked, this illegal mining and vandalism of property taking place on parts of the concession, gravely threaten the long-term viability of the mine and AngloGold Ashanti Ghana's ability to continue its feasibility study and maintain critical services.

AngloGold Ashanti Ghana hopes this next step of ICSID arbitration will provide for reinstatement of safety and security at Obuasi mine.

Publication of Draft Mining Charter

AngloGold Ashanti notes the publication by South Africa's Department of Mineral Resources (DMR), on Friday, 15 April 2016, of the draft Reviewed Broad-Based Black Economic Empowerment Charter for the South African Mining and Minerals Industry 2016. The document, also known as the Mining Charter, is open for comments and representations for 30 days after publication.

AngloGold Ashanti is currently analysing the provisions contained in the document. AngloGold Ashanti had no input into its contents, prior its publication. AngloGold Ashanti, along with its industry peers, through the Chamber of Mines of South Africa, will engage with the Minister of Mineral Resources (the Minister) and the DMR, to provide comments and representations as requested by the Minister.

Operations at a glance
for the quarters ended 31 March 2016, 31 December 2015 and 31 March 2015

	Production oz (000)			Underground milled / treated 000 tonnes			Surface milled / treated 000 tonnes			Open-pit treated 000 tonnes			Underground Recoverd grade g/tonne			Surface Recoverd grade g/tonne			Open-pit Recoverd grade g/tonne		
	Mar 2016	Dec 2015	Mar 2015	Mar 2016	Dec 2015	Mar 2015	Mar 2016	Dec 2015	Mar 2015	Mar 2016	Dec 2015	Mar 2015	Mar 2016	Dec 2015	Mar 2015	Mar 2016	Dec 2015	Mar 2015	Mar 2016	Dec 2015	Mar 2015
SOUTH AFRICA	236	252	239	769	848	739	9,173	8,478	8,146	-	-	-	7.56	7.35	7.85	0.16	0.18	0.19	-	-	-
Vaal River Operations	90	87	94	360	422	384	-	-	-	-	-	-	7.76	6.41	7.57	-	-	-	-	-	-
Kopanang	22	28	29	133	175	168	-	-	-	-	-	-	5.22	4.95	5.44	-	-	-	-	-	-
Moab	68	59	64	227	247	217	-	-	-	-	-	-	9.25	7.45	9.22	-	-	-	-	-	-
West Wits Operations	97	113	93	385	415	344	-	-	-	-	-	-	7.82	8.51	8.41	-	-	-	-	-	-
Mponeng	59	61	44	243	239	151	-	-	-	-	-	-	7.47	8.03	9.07	-	-	-	-	-	-
TauTona	38	52	49	142	176	193	-	-	-	-	-	-	8.43	9.17	7.89	-	-	-	-	-	-
Total Surface Operations	47	49	50	-	-	-	9,173	8,478	8,146	-	-	-	-	-	-	0.16	0.18	0.19	-	-	-
First Uranium SA	24	23	24	-	-	-	6,747	6,152	5,953	-	-	-	-	-	-	0.11	0.12	0.12	-	-	-
Surface Operations	23	26	27	-	-	-	2,427	2,326	2,193	-	-	-	-	-	-	0.29	0.34	0.38	-	-	-
Other	2	3	2	23	12	11	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
INTERNATIONAL OPERATIONS	625	745	688	1,536	1,626	1,398	-	130	237	8,199	8,692	7,732	3.53	3.91	4.12	-	1.89	1.53	1.65	1.85	1.92
CONTINENTAL AFRICA	305	366	351	-	-	-	-	130	237	6,471	6,978	5,974	-	-	-	-	1.89	1.53	1.46	1.60	1.74
DRC																					
Kibali - Attr. 45%	59	69	73	-	-	-	-	-	-	738	776	716	-	-	-	-	-	-	2.48	2.78	3.16
Ghana																					
Iduapriem	46	56	40	-	-	-	-	-	-	1,217	1,255	1,024	-	-	-	-	-	-	1.16	1.39	1.21
Obuasi	1	8	17	-	-	-	-	130	237	-	-	-	-	-	-	-	1.89	1.53	-	-	-
Guinea																					
Siguiri - Attr. 85%	62	71	64	-	-	-	-	-	-	2,460	2,657	2,328	-	-	-	-	-	-	0.78	0.83	0.85
Mali																					
Morila - Attr. 40%	6	7	20	-	-	-	-	-	-	308	327	287	-	-	-	-	-	-	0.65	0.66	2.21
Sadiola - Attr. 41%	19	16	19	-	-	-	-	-	-	482	561	471	-	-	-	-	-	-	1.23	0.88	1.25
Tanzania																					
Geita	113	139	118	-	-	-	-	-	-	1,267	1,403	1,147	-	-	-	-	-	-	2.76	3.09	3.20
Non-controlling interests, exploration and other																					
AUSTRALASIA	124	144	143	638	672	519	-	-	-	1,525	1,468	1,526	1.71	1.70	2.56	-	-	-	1.82	2.28	2.03
Australia																					
Sunrise Dam	54	50	57	638	672	519	-	-	-	384	332	444	1.71	1.70	2.56	-	-	-	1.53	1.29	0.96
Tropicana - Attr. 70%	70	94	86	-	-	-	-	-	-	1,141	1,136	1,082	-	-	-	-	-	-	1.92	2.57	2.47
Exploration and other																					
AMERICAS	196	235	195	897	954	879	-	-	-	203	246	232	4.83	5.48	4.83	-	-	-	6.45	6.41	5.82
Argentina																					
Cerro Vanguardia - Attr. 92.50%	65	72	65	80	64	64	-	-	-	168	213	195	7.15	8.75	5.82	-	-	-	7.33	6.99	6.57
Brazil																					
AngloGold Ashanti Mineração	98	117	99	526	594	530	-	-	-	-	-	-	5.37	5.60	5.61	-	-	-	-	-	-
Serra Grande	33	46	31	291	296	285	-	-	-	35	32	38	3.20	4.51	3.16	-	-	-	2.24	2.56	1.88
Non-controlling interests, exploration and other																					
Continuing operations	861	997	928	2,304	2,474	2,137	9,173	8,608	8,382	8,199	8,692	7,732	4.88	5.09	5.41	0.16	0.20	0.23	1.65	1.85	1.92
Discontinued operations																					
Cripple Creek & Victor	-	-	41	-	-	-	-	-	-	-	-	48	-	-	-	-	-	-	-	-	0.16
Total	861	997	969	2,304	2,474	2,137	9,173	8,608	8,382	8,199	8,692	7,780	4.88	5.09	5.41	0.16	0.20	0.23	1.65	1.85	1.92

	Total cash costs $/oz			All-in sustaining costs $/oz			ORD / Deferred stripping capex $m			Other sustaining capex $m			Non sustaining capex $m			Adjusted gross profit (loss) $m		
	Mar 2016	Dec 2015	Mar 2015	Mar 2016	Dec 2015	Mar 2015	Mar 2016	Dec 2015	Mar 2015	Mar 2016	Dec 2015	Mar 2015	Mar 2016	Dec 2015	Mar 2015	Mar 2016	Dec 2015	Mar 2015
SOUTH AFRICA	**786**	776	911	**919**	988	1,095	**22**	25	26	**5**	24	10	**5**	6	8	**42**	34	11
Vaal River Operations	**786**	777	868	**925**	1,041	1,062	**9**	11	11	**1**	7	3	**-**	-	1	**15**	9	8
Kopanang	**1,205**	908	1,055	**1,387**	1,142	1,266	**3**	3	4	**-**	2	1	**-**	-	-	**(7)**	(1)	(4)
Moab	**647**	714	782	**772**	993	969	**6**	8	7	**1**	5	2	**-**	-	1	**21**	10	11
West Wits Operations	**813**	759	977	**984**	958	1,202	**13**	14	15	**2**	7	3	**5**	6	7	**15**	16	(5)
Mponeng	**726**	722	1,000	**930**	959	1,307	**9**	10	10	**2**	4	2	**5**	6	7	**13**	9	(5)
TauTona	**947**	802	957	**1,066**	957	1,106	**3**	4	5	**1**	4	1	**-**	-	-	**2**	7	1
Total Surface Operations	**730**	815	868	**750**	893	945	**-**	-	-	**1**	5	3	**-**	-	-	**13**	9	7
First Uranium SA	**609**	728	852	**643**	754	1,000	**-**	-	-	**1**	2	2	**-**	-	-	**6**	4	(1)
Surface Operations	**857**	893	882	**862**	1,017	895	**-**	-	-	**-**	3	-	**-**	-	-	**7**	5	8
Other	**-**	-	-	**-**	-	-	**-**	-	-	**1**	3	1	**-**	-	-	**-**	-	-
INTERNATIONAL OPERATIONS	**674**	619	676	**822**	786	836	**30**	25	26	**51**	104	68	**14**	38	31	**175**	185	235
CONTINENTAL AFRICA	**719**	676	714	**815**	813	839	**4**	-	-	**27**	58	33	**14**	38	31	**75**	77	117
DRC																		
Kibali - Attr. 45%	**774**	603	630	**830**	669	623	**4**	-	-	**1**	1	-	**9**	34	28	**4**	5	25
Ghana																		
Iduapriem	**992**	897	1,046	**981**	972	1,182	**-**	-	-	**-**	6	5	**-**	-	-	**6**	2	-
Obuasi	**443**	1,607	628	**715**	684	966	**-**	-	-	**-**	1	-	**4**	5	5	**(3)**	4	7
Guinea																		
Siguiri - Attr. 85%	**746**	788	887	**819**	957	991	**-**	-	-	**6**	13	4	**1**	-	-	**23**	16	15
Mali																		
Morila - Attr. 40%	**926**	1,082	535	**1,056**	1,114	614	**-**	-	-	**-**	1	1	**-**	-	-	**-**	(2)	8
Sadiola - Attr. 41%	**772**	921	876	**805**	1,104	912	**-**	-	-	**-**	3	-	**-**	-	(2)	**5**	1	5
Tanzania																		
Geita	**548**	465	579	**722**	715	775	**-**	-	-	**19**	33	22	**-**	-	-	**38**	48	55
Non-controlling interests, exploration and other							**-**	-	-	**1**	-	1	**-**	-	-	**4**	2	3
AUSTRALASIA	**814**	685	679	**994**	864	842	**4**	4	1	**13**	14	19	**-**	-	-	**25**	31	47
Australia																		
Sunrise Dam	**840**	969	970	**985**	1,103	1,095	**4**	4	1	**3**	3	4	**-**	-	-	**12**	2	6
Tropicana - Attr. 70%	**728**	512	422	**900**	693	584	**-**	-	-	**11**	11	15	**-**	-	-	**19**	33	48
Exploration and other							**-**	-	-	**-**	-	-	**-**	-	-	**(5)**	(4)	(7)
AMERICAS	**516**	490	603	**723**	684	820	**22**	22	24	**11**	32	16	**-**	-	-	**75**	77	71
Argentina																		
Cerro Vanguardia - Attr. 92.50%	**509**	589	651	**650**	778	916	**5**	6	6	**-**	10	9	**-**	-	-	**30**	19	23
Brazil																		
AngloGold Ashanti Mineração	**485**	432	548	**702**	647	716	**11**	12	12	**7**	15	6	**-**	-	-	**36**	47	42
Serra Grande	**565**	435	680	**874**	587	962	**6**	3	7	**4**	6	1	**-**	-	-	**9**	13	4
Non-controlling interests, exploration and other							**-**	-	-	**-**	1	-	**-**	-	-	**-**	(1)	2
Continuing operations	**702**	663	734	**860**	860	920	**52**	50	52	**57**	128	78	**19**	44	38			
Discontinued operations																		
Cripple Creek & Victor							**-**	-	-	**-**	-	3	**-**	-	24			
OTHER																**1**	(3)	1
Total							**52**	50	52	**57**	128	81	**19**	44	62	**218**	216	247
Equity accounted investments included above																**(8)**	(4)	(38)
AngloGold Ashanti																**210**	212	209

Rounding of figures may result in computational discrepancies.

Development Sampling

for the quarter ended 31 March 2016

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Statistics are shown in metric units	Advanced metres (total)*	Sampled						
		Sampled metres	Avg. ore body thickness (cm)	gold		uranium		
				Avg. g/t	Avg. cm.g/t	Avg. kg/t	Avg. cm.kg/t
SOUTHERN AFRICA							
VAAL RIVER							
Kopanang							
Vaal reef	1,695	234	18.0	84.50	1,521	3.91	71
Moab Khotsong							
Moab Khotsong Vaal reef	1,909	182	68.3	34.55	2,360	1.03	68
WEST WITS							
Mponeng							
Ventersdorp Contact reef	1,465	194	83.6	16.52	1,381	-	-
TauTona							
TauTona Carbon Leader reef	622	34	140.6	9.64	1,355	-	-
AUSTRALASIA							
Sunrise Dam	1,738	674	-	1.68	-	-	-
SOUTH AMERICA							
AngloGold Ashanti Mineração							
Mina de Cuiabá	1,257	1,517	0.6	7.15	-	-	-
Córrego do Sitio Mina I	649	73	60.0	5.67	-	-	-
Córrego do Sitio Mina II	2,039	729	-	5.50	-	-	-
Lamego	6	6	-	7.15	-	-	-
Serra Grande							
Mina III	764	609	100.0	2.54	-	-	-
Mina Nova	1,054	1,036	-	3.05	-	-	-
CVSA							
Cerro Vanguardia	549	545	400.0	8.35	-	-	-

Statistics are shown in imperial units	Advanced feet (total)	Sampled					
		Sampled feet	Avg. ore body thickness (inches)	gold		uranium	
				Avg. oz/t	Avg. ft.oz/t	Avg. lb/t	Avg. ft.lb/t
SOUTHERN AFRICA							
VAAL RIVER							
Kopanang							
Vaal reef	5,560	768	7.09	2.46	1.46	7.82	4.62
Moab Khotsong							
Moab Khotsong Vaal reef	6,262	597	26.89	1.01	2.26	2.06	4.62
WEST WITS							
Mponeng							
Ventersdorp Contact reef	4,805	636	32.91	0.48	1.32	-	-
TauTona							
TauTona Carbon Leader reef	2,042	112	55.35	0.28	1.30	-	-
AUSTRALASIA							
Sunrise Dam	5,702	2,211	-	0.05	-	-	-
SOUTH AMERICA							
AngloGold Ashanti Mineração							
Mina de Cuiabá	4,123	4,976	0.24	0.21	-	-	-
Córrego do Sitio Mina I	2,129	240	23.62	0.17	-	-	-
Córrego do Sitio Mina II	6,690	2,392	-	0.16	-	-	-
Lamego	21	21	-	0.21	-	-	-
Serra Grande							
Mina III	2,507	1,998	39.37	0.07	-	-	-
Mina Nova	3,458	3,398	-	0.09	-	-	-
CVSA							
Cerro Vanguardia	1,801	1,788	157.48	0.24	-	-	-

* This includes total "on-reef" and "off-reef" development metres



Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN:	ZAE000043485
JSE:	ANG
NYSE:	AU
ASX:	AGG
GhSE: (Shares)	AGA
GhSE: (GhDS)	AAD

JSE Sponsor:
Deutsche Securities (SA) Proprietary Ltd

Auditors: Ernst & Young Inc.

Offices

Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

United Kingdom Secretaries
(As AngloGold Ashanti delisted from the London Stock Exchange on 22 September 2014, this information is provided for administration purposes only.)

St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
Telephone: +44 20 7796 8644
Fax: +44 20 7796 8645
E-mail: jane.kirton@corpserv.co.uk

Directors

Executive
S Venkatakrishnan*§ (Chief Executive Officer)
KC Ramon^ (Chief Financial Officer)

Non-Executive
SM Pityana^ (Chairman)
Prof LW Nkuhlu^ (Lead Independent Director)
A Garner#
R Gasant^
DL Hodgson^
NP January-Bardill^
MJ Kirkwood*
M Richter#
RJ Ruston~

* British	§ Indian #American
~ Australian	^South African

Officers
Executive Vice President – Legal, Commercial and Governance and Company Secretary:
ME Sanz Perez

Investor Relations Contacts

Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com

General e-mail enquiries
Investors@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Website : queries@computershare.co.za

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA) or
            +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner

Global BuyDIRECT^SM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

United Kingdom
(As AngloGold Ashanti delisted from the London Stock Exchange on 22 September 2014, this information is provided for administration purposes only.)

Shares
Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES

Telephone:	+44 (0) 870 889 3177
Fax:	+44 (0) 870 873 5851

Depository Interests
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
England

Telephone:	+44 (0) 870 702 0000
Fax:	+44 (0) 870 703 6119

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: June 13, 2016

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance